UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

GLG Partners, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Warrants to Purchase Common Stock

(Title of Class of Securities)
37929X 115

(CUSIP Number of Class of Securities)

Alejandro San Miguel, Esq.	Copies to:
General Counsel and Corporate Secretary GLG Partners, Inc. 399 Park Avenue, 38th Floor New York, NY 10022 Telephone: (212) 224-7200	Sey-Hyo Lee, Esq. Chadbourne & Parke LLP 30 Rockefeller Plaza New York, NY 10112 Telephone: (212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Calculation Of Filing Fee

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable
☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INFORMATION TO BE INCLUDED IN THE REPORT
     THIS COMMUNICATION IS NOT AN OFFER TO PARTICIPATE IN THE TENDER OFFER FOR THE WARRANTS DESCRIBED HEREIN. WHEN AND IF THE TENDER OFFER IS COMMENCED, A TENDER OFFER STATEMENT AND ADDITIONAL MATERIALS WILL BE MADE AVAILABLE. IN THAT EVENT, INVESTORS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND STOCKHOLDERS WILL BE ABLE TO OBTAIN THESE MATERIALS FREE OF CHARGE ON THE SEC’S WEBSITE, www.sec.gov, AND WILL RECEIVE INFORMATION AT AN APPROPRIATE TIME ON HOW TO OBTAIN TENDER OFFER MATERIALS FOR FREE FROM GLG. SUCH MATERIALS ARE NOT CURRENTLY AVAILABLE AND THEIR AVAILABILITY IS SUBJECT TO THE DETERMINATION TO COMMENCE THE TENDER OFFER.
This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by GLG Partners, Inc. (“GLG”). This Schedule TO relates to preliminary communications made by GLG before the commencement of an offer by GLG to purchase all of the outstanding warrants to purchase common stock of GLG, at a purchase price of $0.129 per warrant. The preliminary communications were made in a preliminary proxy statement filed by GLG on August 10, 2010, a copy of which is attached hereto as Exhibit 1.

Item 12.	Exhibits.

Exhibit 1.	Preliminary Proxy Statement dated August 10, 2010.
Dated: August 10, 2010